Reign Sapphire Corporation

9465 Wilshire Boulevard

Beverly Hills, CA 90212

October 28, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Washington DC 20549

Attention: Mara Ransom, Assistant Director

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (File No. 333-204486), as amended, of Reign Sapphire Corporation (the “Registrant”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and on behalf of the Registrant, we hereby request that the effectiveness of the above-captioned Registration Statement (the “Registration Statement”) be accelerated so that such Registration Statement will become effective on Friday, October 30, 2015, at 10:00 a.m.., Eastern Time, or as soon thereafter as practicable.

Please also be advised that the Registrant acknowledges that the Registrant is responsible for the adequacy and accuracy of the disclosures in the Registration Statement. In addition, the Registrant acknowledges that should the Securities and Exchange Commission (“Commission”) or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (323) 556-1875 with any questions regarding this matter.

Respectfully submitted,

REIGN SAPPHIRE CORPORATION

/s/ Joseph Segelman

Joseph Segelman

President and Chief Executive Officer

cc:	Willa Qian, Esq.
Alan S. Gutterman, Esq.